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                               April 15, 2021

       Steven Cobourn
       Chief Financial Officer
       NextCure, Inc.
       9000 Virginia Manor Road, Suite 200
       Beltsville, MD 20705

                                                        Re: NextCure, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 4, 2021
                                                            File No. 001-38905

       Dear Mr. Cobourn:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Exhibits

   1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions. Please amend the filing to
provide revised certifications. You may file an abbreviated amendment that is limited to the
cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Cobourn
NextCure, Inc.
April 15, 2021
Page 2

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameSteven Cobourn                        Sincerely,
Comapany NameNextCure, Inc.
                                                        Division of Corporation
Finance
April 15, 2021 Page 2                                   Office of Life Sciences
FirstName LastName